SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934

FairPoint Communications, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

305560302
(CUSIP Number)

January 24, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see the Notes).

CUSIP No.	305560302

1) Name of Reporting Person	Lehman Brothers Holdings Inc.

2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5) Sole Voting Power	2,072,895 (1)

6) Shared Voting Power	-0-

7) Sole Dispositive Power	2,072,895 (1)

8) Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,072,895 (1)

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11) Percent of Class Represented by Amount in Row 9	7.9% (2)

12) Type of Reporting Person	HC/CO

(1)
Other than the 2,072,895 shares of common stock held by Lehman Commercial Paper Inc., Lehman Brothers Holdings Inc. (“Holdings”) is unable to confirm whether or not it is the beneficial owner of any additional shares of the Issuer’s common stock that may or may not be actually owned by any of Holding’s other affiliates.  On September 15, 2008, Holdings, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555.  On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL).  On September 19, 2008, the District Court entered the Order Commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA.  The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

Holdings is unable to provide information on its beneficial ownership, if any, of the Issuer’s common stock (other than the 2,072,895 shares of common stock actually owned by Lehman Commercial Paper Inc.) primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of Holdings’ European and Asian businesses, which have resulted in significant portions of Holdings’ securities trading records and systems being unavailable to, and non-accessible by, Holdings, and (2) the sale since September 15, 2008 of significant businesses comprising Holdings’ historical business (the “Sale”).  As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by Holdings, or its affiliates, as collateral to those creditors, Holdings cannot compile an accurate accounting of securities held.  Holdings is currently engaged in an expensive and time consuming process to reconcile discrepancies in information Holdings has with respect to security holdings.  Even with continued significant efforts and expense, Holdings may not be able to provide a record of securities held.

(2)
Based on 26,270,186 shares of common stock outstanding as of January 24, 2011, as reported in various disclosures in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2010.  As of July 26, 2012, the Reporting Persons beneficially own 7.9% of the Issuer’s common stock based on 26,200,902 shares of common stock outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2012.

CUSIP No.	305560302

1) Name of Reporting Person	Lehman ALI Inc.

2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5) Sole Voting Power	2,072,895

6) Shared Voting Power	-0-

7) Sole Dispositive Power	2,072,895

8) Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,072,895

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11) Percent of Class Represented by Amount in Row 9	7.9% (1)

12) Type of Reporting Person	CO

(1)
Based on 26,270,186 shares of common stock outstanding as of January 24, 2011, as reported in various disclosures in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2010.  As of July 26, 2012, the Reporting Persons beneficially own 7.9% of the Issuer’s common stock based on 26,200,902 shares of common stock outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2012.

CUSIP No.	305560302
1) Name of Reporting Person	Lehman Commercial Paper Inc.

2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

3) SEC Use Only

4) Citizenship or Place of Organization	New York

Number of Shares Beneficially Owned by Each Reporting Person With:
5) Sole Voting Power	2,072,895

6) Shared Voting Power	-0-

7) Sole Dispositive Power	2,072,895

8)Shared Dispositive Power	-0-

9) Aggregate Amount Beneficially Owned by Each Reporting Person	2,072,895

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11) Percent of Class Represented by Amount in Row 9	7.9 (1)

12) Type of Reporting Person	CO

(1
Based on 26,270,186 shares of common stock outstanding as of January 24, 2011, as reported in various disclosures in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2010.  As of July 26, 2012, the Reporting Persons beneficially own 7.9% of the Issuer’s common stock based on 26,200,902 shares of common stock outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2012.

Item 1(a).	Name of Issuer:

FairPoint Communications, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

521 East Morehead Street, Suite 500
Charlotte, North Carolina 28202

Item 2(a).	Name of Person(s) Filing:

Lehman Brothers Holdings Inc.
Lehman ALI Inc.
Lehman Commercial Paper Inc.

Item 2(b).	Address of Principal Business Office:

Lehman Brothers Holdings Inc.
1271 Avenue of the Americas
New York, New York 10020

Lehman ALI Inc.
1271 Avenue of the Americas
New York, New York 10020

Lehman Commercial Paper Inc.
1271 Avenue of the Americas
New York, New York 10020

Item 2(c).	Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman ALI Inc. (“Lehman ALI”) is a corporation organized under the laws of the State of Delaware.

Lehman Commercial Paper Inc. (“LCPI”) is a corporation organized under the laws of the State of New York.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

305560302

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] A broker or dealer under Section 15 of the 1934 Act
(b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
(c) [ ] An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) [ ] An investment company registered under Section 8 of the Investment Company Act of 1940
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act Of 1940
(j) [ ] A non-US institution in accordance with Rule 13d-1(b)(ii)(J)
(k) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

LCPI is the actual owner of the shares of common stock reported herein.  LCPI is wholly-owned by Lehman ALI, which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, both Lehman ALI and Holdings may be deemed to be the beneficial owners of the shares of common stock owned by LCPI.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

(a)-(b)	Not applicable

(c)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Signature
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2012

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ William Fox
Name: William Fox
Title: Chief Financial Officer and Executive Vice President

LEHMAN ALI INC.

By:	/s/ William Fox
Name: William Fox
Title: Chief Financial Officer and Executive Vice President

LEHMAN COMMERCIAL PAPER INC.

By:	/s/ William Fox
Name: William Fox
Title: Chief Financial Officer and Executive Vice President